CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm, Ashland Partners & Company LLP, in the DF Dent Midcap Growth Fund Prospectus dated November 1, 2012 in regard to our verification of D.F. Dent & Co., Inc.'s compliance with the Global Investment Performance Standards (GIPS®).

Jessica Parker, CPA, CIPM
Partner

Ashland Partners & Company LLP
525 Bingham Knoll, Suite 200
Jacksonville, OR 97530
October 23, 2012